                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No.)()



                              GraphOn Corporation
________________________________________________________________________________
                               (Name of Issuer)


                          Common Stock, no par value
________________________________________________________________________________
                         (Title of Class of Securities)


                                  388 707 101
        _______________________________________________________________
                                (CUSIP Number)

                                  Walt Keller
                              GraphOn Corporation
                150 Harrison Avenue, Campbell, California 95008
                                (408) 370-4080
________________________________________________________________________________
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 23, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO. 388 707 101
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
      COREL CORPORATION

 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      N/A
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CANADA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,947,114
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,947,114
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,947,114
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 388 707 101                  Schedule 13D



Item 1. Security and Issuer.

This Schedule 13D relates to Common Stock, no par value, of GraphOn Coporation, a Delaware corporation ("GraphOn"). The principal executive offices of GraphOn are located at 150 Harrison Avenue, Campbell, California 95008, telephone
(408) 370-4080.


Item 2. Identity and Background.

This Schedule 13D is filed by Corel Corporation ("Corel"), a Canadian corporation, whose corporate address is 1600 Carling Ave., Ottawa, ON K1Z 8R7.


Item 3. Source and Amount of Funds or Other Consideration.

Corel acquired 2,167,114 shares of common stock of GraphOn (the "Shares") and a warrant to purchase up to 216,711 shares of common stock at an exercise price of $1.79 per share in exchange for certain assets associated with a software product known as jBridge.


Item 4. Purpose of Transaction.

Corel acquired the Shares in connection with its sale (the "Sale") to GraphOn of a software product known as jBridge. As part of the sale, Corel is entitled to a nominee to the Board of Directors of GraphOn. (With this exception, Corel has no plans or proposals which would relate to or would result in any of the items listed in Item 4.)

On February 14, 15 and 16, 2000, 177,000, 8,000 and 35,000 shares respectively were sold by Corel at an average price per day, per share of $17.2797, $16.7969 and $15.9196 respectively.


Item 5. Interest in Securities of the Issuer.


(a) As of the date of this Schedule 13D, Corel beneficially owns 1,947,114 shares of GraphOn common stock or approximately 13.8% percent of the issued and outstanding shares of GraphOn's common stock, and a warrant to purchase up to 216,711 shares of common stock at an exercise price of $1.79 per share.

(b) Corel has sole power to vote and dispose of 1,947,114 shares of GraphOn common stock held of record in Corel's name.

(c) Other than as described above in response to Item 4 hereof, there were no GraphOn common stock transactions effected by Corel during the 60-day period preceding the date set forth on the cover.

(d)  Not applicable.

(e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As noted under Item 4 above, as part of the Sale, Corel was granted the right to appoint a nominee to the Board of Directors of GraphOn. Currently, Corel does not have a representative on the Board of Directors of GraphOn.


Item 7. Material to be Filed as Exhibits.

None

CUSIP No. 388 707 101                  Schedule 13D






                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 28, 2000             By:   /s/ Eric J. Smith
                                         ---------------------------
                                              Eric J. Smith
                                              Vice President, General Counsel
                                              and Secretary





Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).





                                  SCHEDULE I
             DIRECTORS AND EXECUTIVE OFFICERS OF COREL CORPORATION

CUSIP No. 388 707 101                  Schedule 13D


The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Corel. Each such person is a Canadian citizen, and unless noted below, the business address of each such person is 1600 Carling Avenue, Ottawa, Ontario, Canada K1Z 8R7.

Board of Directors
------------------

Name and Title                     Present Principal Occupation

Michael C.J. Cowpland              Chairman, Chief Executive Officer and
                                   President of Corel Corporation

Lyle B. Blair                      Director of Corel Corporation; President
                                   of Blairhampton Properties Inc. (a privately owned property development company) 29 Forest
                                   Hill Road, Toronto ON M4V 2L4.

Honourable William G.              Director of Corel Corporation; Counsel,
Davis, P.C., C.C., Q.C.            Torys, Barristers and Solicitors


Hunter S. Grant                    Director of Corel Corporation;
                                   President of Kingmer Holding Ltd. (holding company)

Jean-Louis Malouin                 Director of Corel Corporation; Dean, Faculty
                                   of Administration, University of Ottawa 136
                                   Jean-Jacques Lussier, Ottawa ON K1N 6N5


Honorable Barbara J.               Director of Corel Corporation; President of
McDougall, P.C., CFA,              The Canadian Institute of International
LLD (Hon.)                         Affairs (a non-partisan nation-wide forum for
                                   discussion, analysis and debate of
                                   international affairs)
                                   c/o Glendon Hall, 2/nd/ Floor
                                   Glendon College Campus
                                   2275 Bayview Avenue
                                   Toronto, ON M4N 3M6

Executive Officers Of Corel Corporation Who Are Not Directors
-------------------------------------------------------------

Name                               Title and Present Principal Occupation

Derek Burney                       Executive Vice President, Engineering

Sandra Gibson                      Executive Vice President, Corporate Services

Tony O'Dowd                        Executive Vice President, International
                                   Product Development; General Manager, Corel
                                   Corporation Limited

Ross Cammellari                    Executive Vice President, Marketing

Eric Smith                         Vice President, General Counsel and Secretary

Carey Stanton                      Executive Vice President, Business
                                   Development

Kerry D. Williams                  Executive Vice President, Manufacturing

Mitch Desrochers                   Vice-President, Finance and Controller

Steve Houck                        Executive Vice-President, Sales